Exhibit 12.1

FIRST INDUSTRIAL REALTY TRUST, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
		Restated
	2004	2003	2002
Income from Continuing Operations Before Minority Interest Allocable to Continuing Operations	$35,954	$28,842	$38,045
Plus: Interest Expense and Amortization of Deferred Financing Costs	101,176	97,220	92,312

Earnings Before Income Allocated to Minority Interest and Fixed Charges	$137,130	$126,062	$130,357

Fixed Charges and Preferred Stock Dividends (a)	$124,927	$118,157	$127,243

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (b)	1.10x	1.07x	1.02x

(a)	Included in Fixed Charges and Preferred Stock Dividends is the write-off of initial offering costs associated with the redemption of Preferred Stock in the amount of $7,959 and $3,707 for the years ended December 31, 2004 and 2002, respectively.

(b)	For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.